
10030470

8/31/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 31206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2009 (MM/DD/YY) AND ENDING 06/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wunderlich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Poplar Avenue, Suite 150
(No. and Street)

Memphis (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Corne, Chief Financial Officer – Wunderlich Securities, Inc. (901) 251-1369
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

6410 Poplar Avenue, Suite 500 (Address) Memphis (City) TN (State) 38119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/31

OATH OR AFFIRMATION

I, Robert J. Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wunderlich Securities, Inc., as of **June 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title


ELIZABETH H. WARE
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

Notary Public

MY COMMISSION EXPIRES:
October 12, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Financial Statements and Supplemental Information

Years Ended June 30, 2010 and 2009

Contents

Ernst & Young

Ernst & Young LLP
International Place, Tower 2
Suite 500
6410 Poplar Avenue
Memphis, TN 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wunderlich Securities, Inc.

We have audited the accompanying statement of financial condition of Wunderlich Securities, Inc., (the Company) a wholly owned subsidiary of Wunderlich Investment Company, Inc., as of June 30, 2010 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of Wunderlich Securities, Inc. for the year ended June 30, 2009, were audited by other auditors whose report dated August 27, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

August 26, 2010

1006-1168558

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Financial Condition

	June 30 2010	June 30 2009
Assets		
Cash and cash equivalents	$ **7,141,714**	$ 5,475,760
Cash segregated under federal and other regulations	**24,930**	24,930
Securities owned, at estimated fair value	**61,606,724**	611,215
Securities purchased under agreement to resell	**6,489,611**	–
Receivable from clearing organizations	**18,865,776**	2,891,462
Prepaid expenses	**959,328**	507,813
Deferred expenses	**2,384,394**	2,739,303
Property and equipment, net of accumulated depreciation	**2,020,358**	1,763,431
Intangible assets, net of accumulated amortization	**282,058**	418,458
Other assets	**1,278,578**	1,356,199
Prepaid federal and state taxes	**50,050**	75,598
Deferred taxes	**–**	1,558,190
	$ 101,103,521	$ 17,422,359
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$ **1,893,193**	$ 1,067,149
Accrued compensation	**4,606,174**	3,459,820
Payable to affiliates	**653,407**	387,911
Securities sold, not yet purchased, at market value	**79,059,665**	9,050
Notes payable to clearing organization	**700,000**	1,050,000
Deferred taxes	**–**	288,310
Total liabilities	**86,912,439**	6,262,240
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding	**300,000**	300,000
Common stock, $1 par value; 66,500 shares authorized, 65,362 shares issued and outstanding	**65,362**	65,362
Additional paid-in capital	**16,423,181**	11,023,181
Retained deficit	**(2,597,461)**	(228,424)
Total stockholders' equity	**14,191,082**	11,160,119
Total liabilities and stockholders' equity	**$ 101,103,521**	$ 17,422,359

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Operations

	Year Ended June 30	
	2010	**2009**
Revenues:		
Commissions and trading gains	**$ 65,927,912**	$ 49,033,624
Interest and dividend income	**494,907**	601,646
Total revenues	**66,422,819**	49,635,270
Expenses:		
Employee compensation and benefits	**50,765,999**	37,772,337
Communications	**3,767,613**	2,711,054
Occupancy	**3,776,716**	2,887,231
Insurance	**261,911**	180,425
Professional fees	**2,014,363**	1,974,097
Brokerage and clearing costs	**3,933,340**	4,717,466
Other selling, general, and administrative expenses	**3,720,485**	2,697,585
Total expenses	**68,240,427**	52,940,195
Loss before taxes	**(1,817,608)**	(3,304,925)
Provision for federal and state taxes:		
Current expense	**(199,571)**	(135,283)
Deferred tax (expense) benefit	**(351,858)**	1,240,923
Total provision for federal and state taxes	**(551,429)**	1,105,640
Net loss	**$ (2,369,037)**	$ (2,199,285)

See accompanying notes.

Wunderlich Securities, Inc.

(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Changes in Stockholders' Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at June 30, 2008	7,500	$ 300,000	65,362	$ 65,362	$ 4,523,181	$ 1,970,861	$ 6,859,404
Capital contribution	–	–	–	–	6,500,000	–	6,500,000
Net loss	–	–	–	–	–	(2,199,285)	(2,199,285)
Balance at June 30, 2009	7,500	300,000	65,362	65,362	11,023,181	(228,424)	11,160,119
Capital contribution	–	–	–	–	**5,400,000**		**5,400,000**
Net loss	–	–	–	–		**(2,369,037)**	**(2,369,037)**
Balance at June 30, 2010	**7,500**	**$ 300,000**	**65,362**	**$ 65,362**	**$ 16,423,181**	**$ (2,597,461)**	**$ 14,191,082**

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Changes in Liabilities Subordinated to the Claims of General Creditors

Subordinated borrowings at June 30, 2008	$ 1,400,000
Payment of subordinated notes	(350,000)
Subordinated borrowings at June 30, 2009	1,050,000
Payment of subordinated notes	**(350,000)**
Subordinated borrowings at June 30, 2010	**$ 700,000**

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Cash Flows

	Year Ended June 30	
	2010	**2009**
Operating activities		
Net loss	$ **(2,369,037)**	(2,199,285)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**820,302**	564,045
Unrealized loss on investments	**96,834**	–
Changes in operating assets and liabilities:		
Cash segregated under federal and other regulations	–	35
Securities owned	**(61,092,343)**	(8,682)
Securities purchased under agreement to resell	**(6,489,611)**	–
Receivable from clearing organizations	**(15,974,315)**	(734,161)
Receivables from other brokers or dealers	–	60,634
Prepaid expenses	**(451,515)**	(132,623)
Deferred expenses	**354,909**	(2,454,452)
Receivable and payable from affiliates	**265,496**	(469,849)
Other assets	**103,172**	(735,064)
Deferred taxes	**1,269,880**	(1,073,844)
Accounts payable and accrued expenses	**826,043**	177,118
Accrued compensation	**1,146,354**	14,446
Securities sold, not yet purchased	**79,050,615**	(10,943)
Total adjustments	**(74,179)**	(4,803,340)
Net cash used in operating activities	**(2,443,216)**	(7,002,625)
Investing activities		
Purchases of property and equipment	**(940,830)**	(1,313,502)
Net cash used in investing activities	**(940,830)**	(1,313,502)
Financing activities		
Principal payments on subordinated borrowings	**(350,000)**	(350,000)
Proceeds from contributed capital	**5,400,000**	6,500,000
Net cash provided by financing activities	**5,050,000**	6,150,000
New increase (decrease) in cash and cash equivalents	**1,665,954**	(2,166,127)
Cash and cash equivalents at beginning of year	**5,475,760**	7,641,887
Cash and cash equivalents at end of year	$ **7,141,714**	$ 5,475,760
Supplemental disclosures		
Cash paid during the year for interest	$ **47,250**	$ 38,845
Cash paid during the year for income taxes	$ **21,290**	$ 226,000

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and has branch offices in Memphis, Tennessee; Houston, Texas; St. Louis, Missouri; Chicago, Illinois; New York, New York; Mineola, New York; Great Neck, New York; Boston, Massachusetts; Hartville, Ohio; Baltimore, Maryland; Birmingham, Michigan; Livonia, Michigan; Denver, Colorado; Nashville, Tennessee; and Yardley, Pennsylvania. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc (WIC).

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $7,071,828, which was $6,530,941 in excess of its required net capital of $540,887, and the Company's net capital ratio was 1.15 to 1. At June 30, 2009, the Company had net capital of $3,808,760, which was $3,224,314 in excess of its required net capital of $584,446, and the Company's net capital ratio was 2.30 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange, Ridge Clearing and Outsourcing (Ridge), a member of the New York Stock Exchange and MF Global, Inc. (MF Global), a member of the Chicago Board Options Exchange. The Company's commissions are collected by First Clearing, Ridge and MF Global as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly.

1. Summary of Significant Accounting Policies (continued)

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

For purposes of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits With Clearing Organization

The Company maintains a margin account with First Clearing, Ridge and MF Global. Depending on the Company's cash needs or the amount of securities inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

1. Summary of Significant Accounting Policies (continued)

Included in receivable from clearing organizations are clearing deposit accounts that the clearing companies require the Company to maintain with certain minimum balance in cash or cash equivalents. The deposits are maintained in separate interest bearing accounts. At June 30, 2010 and 2009, the balance in the clearing deposit account at First Clearing amounted to $114,754 and $114,578, respectively. At June 30, 2010 and 2009, the balances in the clearing deposit account at Ridge amounted to $252,364 and $252,310, respectively. At June 30, 2010 and 2009, the balance in the clearing deposit account at MF Global amounted to $700,000 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carry-forwards for financial reporting and tax reporting purposes.

On July 1, 2009, the Company adopted the provisions of *Accounting for Uncertainty in Income Taxes* (ASC 740), which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken by the Company to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority upon examination. Tax positions not deemed to meet a "more likely-than-not" threshold would be recorded as tax expense, inclusive of interest and penalties, if any, on the statements of operations.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded when earned, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2010 and 2009, was $32,830 and $18,889, respectively.

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by security interests in all of the purchased securities of each transaction and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the

1. Summary of Significant Accounting Policies (continued)

statement of financial condition and the respective interest balances on the statements of operations. Repurchase and reverse repurchase transactions are presented on a net-by-counterparty basis when the requirements of ASC 210-20, *Offsetting*, formally FIN 41, are satisfied.

Recently Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) voted to approve the FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The ASC became effective for the Company beginning with its fiscal year ended June 30, 2010. The ASC does not change U.S. generally accepted accounting principles, but combines all authoritative standards such as those issued by the FASB, the American Institute of Certified Public Accountants and the Emerging Issues Task Force into a comprehensive, topically organized online database.

The Company previously adopted ASC 820 (formerly FASB statement 157, *Fair Value Measurements*). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. On July 1, 2009, the Company implemented the previously deferred provisions of ASC 820 for nonfinancial assets and liabilities recorded at fair value, as required. The adoption of this statement did not have a material impact on the financial statements.

In December 2007, the FASB issued ASC 805 (formerly FASB statement 141R, *Business Combinations*). This standard significantly changes the accounting for and reporting of business combinations in consolidated financial statements. Among other things, ASC 805 requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed at the acquisition date and requires the expensing of most transaction and restructuring costs. The Company adopted this standard effective July 1, 2010, and it is applicable only to transactions occurring after the effective date.

In May 2009, the FASB issued ASC 855 (formerly SFAS No. 165, *Subsequent Events*), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for

1. Summary of Significant Accounting Policies (continued)

potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The ASC became effective for the Company commencing with the Company's fiscal year ended June 30, 2010. Management has evaluated subsequent events through August 26, 2010, the date these financial statements were available to be issued.

On September 30, 2009, the FASB issued Accounting Standards Update No. 2009-12. ASU 2009-12 amends ASC 820, *Fair Value Measurements and Disclosures*, by providing additional guidance on measuring the fair value of certain alternative investments. Under the amended guidance, entities are permitted, as a practical expedient, to estimate the fair value of investments within its scope using the net asset value (NAV) per share of the investment as of the reporting entities' measurement dates. The amended guidance applies only to investments in entities that calculate NAV (or its equivalent, such as member units or an ownership interest in partners' capital) consistent with the measurement principles of ASC 946, *Financial Services – Investment Companies* (i.e., entities that measure investment assets at fair value on a recurring basis). The guidance in ASU 2009-12 is effective for the Company beginning with its fiscal year ended June 30, 2010 and the adoption of this guidance did not have material impact on the financial statements.

On January 21, 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*, to require additional disclosures regarding fair value measurements. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 also amends Topic 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance in ASU 2010-06 will be effective for the Company beginning on July 1, 2010, and the adoption of this guidance is not expected to have material impact on the financial statements.

2. Fair Value Measurement

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The observable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As classified in the hierarchy defined in ASC 820, all investments held by the Company would be considered Level 1, as their fair market values are determined using unadjusted quoted prices for identical assets in active markets accessible at the measurement date.

Securities owned are carried at estimated fair value and consists of the following as of June 30:

	2010	2009
U.S. governmental obligations	$ 59,575,940	$ 24
State and local government obligations	751,876	483,194
Corporate stock	1,278,908	127,997
	$ 61,606,724	$ 611,215

3. Property and Equipment

Property and equipment and the related accumulated depreciation consists of the following at June 30:

	2010	2009
Office furniture and equipment	**$ 3,256,323**	$ 2,464,031
Leasehold improvements	**573,752**	425,215
	3,830,075	2,889,246
Less accumulated depreciation	**(1,809,717)**	(1,125,815)
	$ 2,020,358	$ 1,763,431

Depreciation expense for the years ended June 30, 2010 and 2009, was $683,902 and $426,554.

4. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches fifty percent of employee's contributions up to four percent of employee's eligible compensation. The Company's match for the years ended June 30, 2010 and 2009, was $266,265 and $240,064, respectively. In addition to this match, the Company may make discretionary profit sharing contributions to this plan. However, for the years ended June 30, 2010 and 2009, no such contributions were made. Employees become fully vested in employer contributions after three years of service.

5. Deferred Expense

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. Wunderlich Securities, Inc. advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for Wunderlich Securities, Inc. to forgive these advances over the employment periods which range from 30 to 72 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2010 and 2009, was $410,001 and $296,521, respectively, and was included in employee compensation and benefits.

6. Related-Party Transactions

The Company has receivables from (payables to) related companies of the following as of June 30:

	2010	2009
Wunderlich Investment Company, Inc.	$ (662,656)	$ (397,160)
Wunderlich Capital Markets, Inc.	9,249	9,249
	$ (653,407)	$ (387,911)

During 2010 and 2009, the Company paid Wunderlich Investment Company, Inc. $0 and $360,000, respectively, in recovery of direct overhead expenses and other administrative and management services provided. These amounts are all included in other selling, general, and administrative expenses.

7. Intangible Assets

Intangible assets at June 30, 2010 and 2009, consisted of the following:

	Asset Life (Years)	2010 Cost	2010 Accumulated Amortization	2010 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (126,600)	$ –
Representative relationships	7	628,100	(388,542)	239,558
		754,700	(515,142)	239,558
Non-amortizable intangible assets		42,500	–	42,500
Trade name		$ 797,200	$ (515,142)	$ 282,058

7. Intangible Assets (continued)

	Asset Life (Years)	2009 Cost	2009 Accumulated Amortization	2009 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (70,529)	$ 56,071
Representative relationships	7	628,100	(308,213)	319,887
		754,700	(378,742)	375,958
Non-amortizable intangible assets		42,500	–	42,500
Trade name		$ 797,200	$ (378,742)	$ 418,458

8. Income Taxes

The provision for income taxes consisted of the following for the years ended June 30, 2010 and 2009:

	2010	2009
Current:		
Federal	**$ (201,049)**	$ 21,717
State	**1,478**	(157,000)
	(199,571)	(135,283)
Deferred:		
Federal	**(281,461)**	1,022,027
State	**(70,397)**	218,896
	(351,858)	1,240,923
Total tax expense (benefit)	**$ (551,429)**	$ 1,105,640

8. Income Taxes (continued)

The reconciliation of income tax computed at the U.S. statutory rate to income tax expense (benefit) is:

	2010	2009
Federal tax at statutory rate	**34.0%**	34.0%
State income taxes, net	**3.7**	1.9
Meals and entertainment	**(9.5)**	(7.8)
Deferre tax actualization	**(6.3)**	–
Other, net	**(1.7)**	5.4
Valuation allowance	**(50.5)**	–
Effective tax rate	**(30.3)%**	33.5%

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2010 and 2009, are as follows:

	2010	2009
Deferred tax assets related to:		
Net operating loss carryforwards:		
Federal	**$ 755,206**	$ 1,155,684
State	**132,412**	155,000
Intangible assets, net:		
Federal	**114,915**	86,609
State	**13,183**	30,568
Legal reserves:		
Federal	**44,857**	96,330
State	**5,146**	33,999
Other items:		
Federal	**61,685**	–
State	**7,077**	–
	1,134,481	1,558,190
Deferred tax liabilities related to:		
Property and equipment, net		
Federal	**212,605**	293,105
State	**3,847**	(4,795)
	216,452	288,310
Valuation allowance	**(918,029)**	–
Net deferred tax asset	**$ –**	$ 1,269,880

8. Income Taxes (continued)

In accordance with ASC 740, due to the Company's cumulative loss position, management has recorded a valuation allowance for the total amount of its net deferred tax asset.

As of June 30, 2010, the Company had net operating loss carryforwards for federal and state tax purposes. The state net operating loss carryforwards amounted to $3,394,670 and expire June 30, 2024. The federal net operating loss carryforwards amounted to $2,221,194 and expire June 30, 2029.

The Company has reviewed its tax positions and has concluded that no provision for uncertain income tax positions is required in the financial statements.

9. Commitments and Contingencies

Leases

At June 30, 2010, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

2011	$ 1,718,042
2012	1,632,694
2013	1,428,098
2014	1,131,649
2015	898,352
Thereafter	973,394
	$ 7,782,229

Rent expense for the years ending June 30, 2010 and 2009, was approximately $1,545,709 and $1,573,774, respectively.

As part of its building leases, the Company obtained a letter of credit from a bank in the amount of $173,000 for its Chicago building lease and $72,270 for its New York City building leases.

The Company is involved in various legal matters arising in the ordinary course of business; however, management does not feel that any ongoing litigation will materially affect the financial statements. Additionally, the Company has accrued approximately $534,450 as a reserve for legal expenses.

10. Notes Payable

The Company has a subordinated note payable to a clearing organization in the amount of $400,000 as of June 30, 2010, and $600,000 as of June 30, 2009. The note requires interest annually at the prime rate plus .25%, currently 3.5%. The loan will be repaid over the next two years with annual payments of $200,000 plus accrued interest payable due on August 30.

The Company has a subordinated note payable to a clearing organization in the amount of $300,000 as of June 30, 2010, and $450,000 as of June 30, 2009. The note requires interest annually at the prime rate plus .25%, currently 3.5%. The loan will be repaid over the next two years with annual payments of $150,000 plus accrued interest payable due on May 31.

At June 30, 2010, future maturities of long-term debt are as follows:

2011	$ 350,000
2012	350,000
2013	–
	$ 700,000

11. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company.

11. Reverse Repurchase and Repurchase Agreements (continued)

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and may require additional collateral to be deposited or returned when deemed appropriate. At June 30, 2010, the Company had one counterparty, MF Global, with which $65,165,910 of reverse repurchase agreements and $58,676,299 of repurchase agreements were outstanding. The amounts have been reported net on the Statement of Financial Condition in accordance with ASC 210-20. All repurchase and reverse repurchase agreements have maturities of less than 30 days.

Supplemental Information

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15(c) 3-1(a)(1) Under the Securities Exchange Act of 1934

	2010	2009
Total capital per financial statements	**$ 14,191,082**	$ 11,160,119
Liabilities subordinated to claims of general creditors	**700,000**	1,050,000
Total nonallowable assets	**(7,066,892)**	(8,259,551)
Net capital before haircuts on securities positions	**7,824,190**	3,950,568
Haircuts on securities positions:		
Exempted securities	**(281,537)**	(27,692)
Debt securities	**(14,290)**	(4,105)
Other securities	**(456,535)**	(110,011)
Net capital	**$ 7,071,828**	$ 3,808,760

Computation of Basic Net Capital Requirement

	2010	2009
Aggregate indebtedness	**$ 8,113,299**	$ 8,766,703
Net capital requirement	**$ 540,887**	$ 584,446
Excess net capital	**$ 6,530,941**	$ 3,224,314
Percentage aggregate indebtedness to net capital	**115%**	230%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences that exist between the net capital computation above and the computation included in the corresponding amended, un-audited FOCUS Report, Form X-17 A-5, Part II for June 30, 2010, as filed on August 25, 2010.

ERNST & YOUNG

Ernst & Young LLP
International Place, Tower 2
Suite 500
6410 Poplar Avenue
Memphis, TN 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Report of Independent Registered Public Accounting Firm on Internal Control required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audit of the financial statements of Wunderlich Securities, Inc. (the Company), as of and for the year ended June 30, 2010, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely' basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17 a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Ernst + Young LLP

August 26, 2010

Ernst & Young

Ernst & Young LLP
International Place, Tower 2
Suite 500
6410 Poplar Avenue
Memphis, TN 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Wunderlich Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Wunderlich Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Wunderlich Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended June 30, 2010. Wunderlich Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries recorded in the general ledger.

   There were no findings.

2. Compared the amounts reported on the audited Form X - 17A - 5 for the year ended June 30, 2010 with the amounts reported in Form SIPC-7T for the year ended June 30, 2010.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended June 30, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

August 26, 2010

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031206 FINRA JUN

WUNDERLICH SECURITIES, INC.
6000 POPLAR AVENUE, SUITE 150
MEMPHIS, TN 38119-3971

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT CORNE - 901.251.1369

2. A. General Assessment (item 2e from page 2) $ 141,964.40

B. Less payment made with SIPC-6 filed (exclude interest) (73,032.23)
FEBRUARY 4, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 68,932.17

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 68,932.17

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 68,932.17

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WUNDERLICH SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Robert J. Corne
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 16TH day of AUGUST, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 2009 and ending JUNE 30, 2010
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 66,422,820.00
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		6,626,855.92
(2) Revenues from commodity transactions.		2,929,855.90
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 80,349.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		80,349.00
Total deductions		9,637,060.82
2d. SIPC Net Operating Revenues		$ 56,785,759.18
2e. General Assessment @ .0025		$ 141,964.40

(to page 1, line 2.A.)